SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

February 26, 2015

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period January 13 to, February 26 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	February 26, 2015

ASX Announcement	26 February 2015

Alumina Limited 2014 Full Year Result

Attached are the following documents in relation to Alumina Limited’s Annual Results for the year ended 31 December 2014:

•	Public Announcement

•	December 2014 ASX Report

•	AWAC Report

/s/ Stephen Foster
Stephen Foster
Company Secretary

26 February 2015

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Alumina Limited 2014 Full Year Result

Alumina Limited results

•	Net loss after tax of $98.3 million includes a $189.4 million net charge for significant items

•	Significant items include loss on sale of the Jamalco refinery interest and closure costs of the Point Henry smelter

•	Net profit after tax excluding significant items of $91.1 million

•	Strong balance sheet with gearing reduced to 3.4%

•	Payment of dividends to shareholders resumed with final dividend of US 1.6 cents per share

AWAC asset base undergoing restructure

•	High cost assets closed, sold or under review – Point Henry smelter closed, interest in Jamalco mine and refinery sold, Suralco mine and refinery operations under strategic review

•	Low cost production added – Ma’aden JV mine and refinery commenced operations in December

•	Incremental growth and record production in low cost operations in Australia and Brazil

•	Low cost energy solution for San Ciprian refinery completed in February 2015

Outlook

•	Strong forecast growth in metal demand to feed through to alumina demand

•	Continuing concerns over availability and cost of bauxite could lead to increased alumina imports into China

•	c.75% of AWAC’s third party smelter grade alumina sales priced on spot or alumina indexed basis for 2015 (2014: 68%)

Alumina Limited Key Financials

	FY14 US$m	FY13 US$m
Net (loss)/profit after tax	(98.3)	0.5
Total Significant Items after tax	(189.4)	(29.1)

Dividends/Distributions received	20.3	107.3
Capital Returns	98.9	3.0

Net Debt	86.6	135.2
Gearing[3]	3.4%	4.6%

AWAC Key Financials (US GAAP)

	FY14 US$m	FY13 US$m
Total Revenue	5,862.0	5,884.6
Loss before tax	(108.0)	(185.1)
Income tax charge	(135.0)	(63.6)
Net loss after tax	(243.0)	(248.7)
Total Significant Items before tax[1]	(568.0)	(459.0)
EBITDA[2]	301.0	268.8
Free cash flow[4]	244.0	333.4
Dividends & Distributions	50.7	267.7
Capital Returns	251.7	3.0

Alumina Limited Chief Executive Officer, Peter Wasow, said, “Our active and ongoing restructuring of the AWAC portfolio has positioned the business to maintain a leading, competitive position in global markets and to realise further the benefits of improving market fundamentals.

“Excluding significant items, the profit of the underlying business improved considerably on the prior year with favourable exchange rate movements and lower production costs per tonne of alumina being the key contributing factors.

“With a strong balance sheet, reduced capital requirements going forward and an improved business outlook, we are pleased to resume paying dividends to shareholders”.

Definitions and notes

1.	2014 AWAC financials include Point Henry restructuring charge ($329.2 million) and loss on sale of Jamalco ($266.3 million). 2013 AWAC financials include Alba legal matter ($384.0 million). For further details refer to the reconciliation on page 19 of the ASX Preliminary Final Report for the period ending 31 December 2014 (Appendix 4E).

2.	Earnings before interest, tax, depreciation and amortisation consistent with previous periods.

3.	Calculated as (debt – cash) / (debt + equity).

4.	Free cash flow defined as cash from operations less capital expenditure.

Alumina Limited results are presented in US dollars

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2013.

This presentation contains certain non-IFRS financial information. This information is presented to assist in making appropriate comparisons with prior year and to assess the operating performance of the business. Where non-IFRS measures are used, definition of the measure, calculation method and/or reconciliation to IFRS financial information is provided as appropriate or can be found in the ASX Preliminary Final Report (Appendix 4E).

Investor Contacts:	Media Contact:
Chris Thiris, CFO	Nerida Mossop
+613 8699 2607	+613 9600 1979 / +61 437 361 433

Alumina Limited results are presented in US dollars

ABN 85 004 820 419

December 2014 ASX Report	-1-

Alumina Limited - ABN 85 004 820 419

Financial Year ended 31 December 2014 (“Current Period”)

Results for Announcement to the Market

		Change	$US million
Net loss from ordinary activities after tax attributable to members of Alumina Limited	Down	(19,760%)	(98.3)

Net loss for the year attributable to members of Alumina Limited (Refer Note below)	Down	(19,760%)	(98.3)

Dividends

	Year ended 31 Dec 2014		Year ended 31 Dec 2013
Final dividend per share	1.6	¢	Nil
Franked amount per share	1.6	¢	n/a
Interim dividend per share	Nil		Nil
Franked amount per share	n/a		n/a

Record date to determine entitlements to the dividend is 5 March 2015.

Significant items affecting the net (loss)/profit for the year

The Company’s net (loss)/profit was negatively affected by individually significant items. These items are disclosed in the table below to enhance an understanding of the Company’s operational performance during the reporting year.

	Year ended 31 Dec 2014 US$ million	Year ended 31 Dec 2013 US$ million
Net (loss)/profit for the year, after tax	(98.3)	0.5
Significant items included in net (loss)/profit:
Legal matters of Associate[1]	0.7	(16.5)
Point Henry restructuring charges[2]	(90.8)	—
Loss on sale of interest in Jamalco[3]	(106.5)	—
Other[4]	7.2	(12.6)

Total Significant items included in net (loss)/profit	(189.4)	(29.1)

[1]	Alba Civil Settlement and Government Investigations are legal matters that commenced in February 2008 and were concluded in January 2014. The impact of these legal matters was reflected as progress in their resolution was made. Refer Note 11 for further details.
[2]	On 18 February 2014 Alcoa of Australia Limited, an AWAC entity, decided to permanently close the Point Henry aluminium smelter which was done in August 2014. Further costs will be recognised in future financial years relating to the closure, demolition and remediation activities that are expected to be completed by the end of 2018.
[3]	On 1 December 2014, Alcoa World Alumina LLC (“AWA”), an AWAC entity, completed the sale of its 55% ownership stake in the Jamalco bauxite mining and alumina refining joint venture to Noble Group Ltd.
[4]	Other significant items in 2014 include the gain on the sale of a gold mining interest in Suriname (2013: asset write-offs and the impact of Anglesea power station statutory maintenance).

This year-end report is to be read in conjunction with the most recent annual financial report.

Alumina Limited results are presented in US dollars

ABN 85 004 820 419

December 2014 ASX Report	-2-

Consolidated Statement of Profit or Loss and Other Comprehensive Income

	Year ended 31 Dec 2014 US$ million	Year ended 31 Dec 2013 US$ million
Revenue from continuing operations	0.1	0.3
Other Income	1.5	137.1
General and administrative expenses	(13.5)	(17.2)
Change in fair value of derivatives/foreign exchange gains	1.6	3.0
Finance costs	(13.6)	(25.3)
Share of net loss of associates accounted for using the equity method	(73.6)	(97.4)

(Loss)/profit before income tax	(97.5)	0.5
Income tax expense	(0.8)	—

(Loss)/profit for the year	(98.3)	0.5

Other comprehensive (Loss)/income
Items that may be reclassified to profit or loss
Share of reserve movements accounted for using the equity method	(0.6)	3.0
Foreign exchange translation difference	(224.6)	(373.1)
Items that will not be reclassified to profit or loss
Re-measurements of retirement benefit obligations accounted for using the equity method	(46.6)	67.7

Other comprehensive loss for the year, net of tax	(271.8)	(302.4)

Total comprehensive loss for the year attributable to the owners of Alumina Limited	(370.1)	(301.9)

Earnings per share (EPS)

	Year ended 31 Dec 2014 US cents	Year ended 31 Dec 2013 US cents
Basic EPS	Negative 3.5¢	Positive 0.02¢
Diluted EPS	Negative 3.5¢	Positive 0.02¢

Alumina Limited results are presented in US dollars

ABN 85 004 820 419

December 2014 ASX Report	-3-

Consolidated Balance Sheet

	31 Dec 2014 US$ million	31 Dec 2013 US$ million
Current Assets
Cash and cash equivalents	24.9	24.0
Receivables	0.2	0.1
Other assets	3.5	23.7

Total current assets	28.6	47.8

Non-current Assets
Investments in associates	2,514.5	2,798.9
Property, plant and equipment	0.1	0.2
Other assets	—	117.1

Total non-current assets	2,514.6	2,916.2

Total assets	2,543.2	2,964.0

Current Liabilities
Payables	1.9	3.9
Borrowings	—	50.6
Derivative financial instruments	—	6.4
Provisions	0.2	0.3
Current tax liabilities	0.8	—
Other	0.2	0.2

Total current liabilities	3.1	61.4

Non-current Liabilities
Borrowings	111.5	108.6
Derivative financial instruments	4.1	—
Provisions	0.5	0.6

Total non-current liabilities	116.1	109.2

Total liabilities	119.2	170.6

Net assets	2,424.0	2,793.4

Equity
Contributed equity	2,620.0	2,620.0
Treasury shares	(1.2)	(1.3)
Reserves	(853.0)	(628.4)
Retained earnings	658.2	803.1

Total equity	2,424.0	2,793.4

Alumina Limited results are presented in US dollars

ABN 85 004 820 419

December 2014 ASX Report	-4-

Consolidated Statement of Changes in Equity

	Contributed Equity[1] US$ million	Reserves US$ million	Retained Earnings US$ million	Total US$ million
Balance as at 1 January 2013	2,152.6	(259.0)	734.9	2,628.5
Profit for the year	—	—	0.5	0.5
Other comprehensive (loss)/profit for the year	—	(370.1)	67.7	(302.4)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs after tax	465.9	—	—	465.9
Movement in treasury shares	0.2	—	—	0.2
Movement in share based payments reserve	—	0.7	—	0.7

Balance at 31 December 2013	2,618.7	(628.4)	803.1	2,793.4

Balance as at 1 January 2014	2,618.7	(628.4)	803.1	2,793.4
Loss for the year	—	—	(98.3)	(98.3)
Other comprehensive loss for the year	—	(225.2)	(46.6)	(271.8)
Transactions with owners in their capacity as owners:
Movement in treasury shares	0.1	—	—	0.1
Movement in share based payments reserve	—	0.6	—	0.6

Balance at 31 December 2014	2,618.8	(853.0)	658.2	2,424.0

[1]	Treasury shares have been deducted from contributed equity.

Alumina Limited results are presented in US dollars

ABN 85 004 820 419

December 2014 ASX Report	-5-

Consolidated Statement of Cash Flows

	Year ended 31 Dec 2014 US$ million	Year ended 31 Dec 2013 US$ million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(15.0)	(14.7)
GST refund received	0.5	0.6
Dividends received from associates	16.0	100.0
Distributions received from associates	4.3	7.3
Interest received	0.1	0.3
Finance costs	(12.5)	(25.5)
Other	(1.0)	(0.5)

Net cash (outflow)/inflow from operating activities	(7.6)	67.5

Cash Flows Related to Investing Activities
Payments for investment in associates	(41.5)	(12.0)
Proceeds from return of invested capital	98.9	3.0

Net cash inflow/(outflow) from investing activities	57.4	(9.0)

Cash Flows Related to Financing Activities
Proceeds from note issue	107.1	—
Proceeds from borrowings	55.0	70.0
Repayment of borrowings	(202.6)	(581.4)
Proceeds from share issue	—	467.2
Share issue transaction costs	—	(1.3)
Repayment on termination of cross currency interest rate swap	(6.9)	—

Net cash outflow from financing activities	(47.4)	(45.5)

Net Increase in Cash and cash equivalents	2.4	13.0
Cash and cash equivalents at the beginning of the year	24.0	10.1
Effects of exchange rate changes on cash and cash equivalents	(1.5)	0.9

Cash and cash equivalents at the end of the year	24.9	24.0

Alumina Limited results are presented in US dollars

ABN 85 004 820 419

December 2014 ASX Report	-6-

1.	Basis of Preparation

This consolidated financial report for the year ended 31 December 2014 has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4E and in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board, and the Corporations Act 2001.

This consolidated financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2013 and any public announcements made by Alumina Limited during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year.

2.	Reconciliation of Cash

Reconciliation of cash at the end of the year (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:

	31 Dec 2014 US$ million	31 Dec 2013 US$ million
Cash on hand and at bank	2.4	4.0
Money market deposits (with maturity on investment three months or less)	22.5	20.0

Total cash and cash equivalents at the end of the year	24.9	24.0

3.	Consolidated Retained Earnings

	Year ended 31 Dec 2014 US$ million	Year ended 31 Dec 2013 US$ million
Retained earnings at the beginning of the year	803.1	734.9
Net (loss)/profit attributable to members of Alumina Limited	(98.3)	0.5
Re-measurements of retirement benefit obligations accounted for using the equity method	(46.6)	67.7
Dividends paid	—	—

Retained earnings at the end of the year	658.2	803.1

Alumina Limited results are presented in US dollars

ABN 85 004 820 419

December 2014 ASX Report	-7-

4.	Income Tax

	Year ended 31 Dec 2014 US$ million	Year ended 31 Dec 2013 US$ million
(Loss)/profit from ordinary activities before income tax	(97.5)	0.5

Prima facie tax credit/(expense) for the year at the rate of 30%	29.2	(0.2)

The following items caused the total charge for income tax to vary from the above:
Share of equity accounted (profit)/loss not assessable for tax	73.6	97.4
Foreign income subject to accruals tax	0.6	1.7
Share of Partnership income assessable for tax	4.3	7.3
Timing differences not recognised	—	(2.3)
Tax losses not recognised	37.3	30.8
Amounts non-assessable for tax	(17.5)	—
Non-deductible expenses	1.7	1.7

Net movement	100.0	136.6

Consequent increase in charge for income tax	(30.0)	(40.9)
Prima facie charge not recognised as cannot yet be determined[1]	—	41.1
Estimated tax expense in relation to allocation agreement[1]	(0.8)	—

Aggregate income tax expense for the year	(0.8)	—

[1]	Refer to Note 11 for further details.

5.	Contributed Equity

	Year ended 31 Dec 2014 US$ million	Year ended 31 Dec 2013 US$ million
Ordinary share capital issued and fully paid
Balance brought forward	2,620.0	2,154.1
Shares issued	—	467.2
Less: Transaction costs on share issue	—	(1.3)

Total issued capital	2,620.0	2,620.0

	Number of shares	Number of shares
Movements in Share Capital
Opening number of shares	2,806,225,615	2,440,196,187
Movement for the year	—	366,029,428

Total issued capital	2,806,225,615	2,806,225,615

On 14 February 2013, CITIC Resources Australia Pty Ltd and Bestbuy Overseas Co., Ltd unconditionally subscribed, in aggregate, for 366,029,428 fully paid ordinary shares in Alumina limited, being 15% of Alumina Limited’s then current capital base, representing 13.04% of Alumina Limited’s capital base following completion (the “Placement”).

The Placement raised approximately A$452 million based on an issue price of A$1.235 per share, which reflected a premium of approximately 3% to the closing price of Alumina Limited shares on 13 February 2013 and a premium of 11% to the volume weighted average price of Alumina limited shares for the 30 day period ending 13 February 2013.

ABN 85 004 820 419

December 2014 ASX Report	-8-

6.	Earnings Per Share (EPS)

	Year ended 31 Dec 2014	Year ended 31 Dec 2013
(Loss)/profit attributable to the ordinary equity holders of the Company used in the calculation of basic and diluted EPS (US$ million)	(98.3)	0.5
Weighted average number of ordinary shares used as the denominator in the calculation of basic and diluted EPS	2,805,745,467	2,760,518,829
Basic EPS (US cents)	Negative 3.5	Positive 0.02
Diluted EPS (US cents)	Negative 3.5	Positive 0.02

7.	Net Tangible Asset Backing Per Security

	31 Dec 2014	31 Dec 2013
Net assets (US$ million)	2,424.0	2,793.4
Less equity accounted intangible assets:
Goodwill (US$ million)	175.8	175.8
Mineral rights and bauxite assets net of deferred tax liabilities (US$ million)	75.2	75.7

Net tangible assets (US$ million)	2,173.0	2,541.9

Number of issued ordinary shares (including treasury shares)	2,806,225,615	2,806,225,615
Net tangible asset backing per ordinary security (US$)	0.77	0.91

8.	Dividends

Since the year end the Directors have determined that a fully franked dividend of US 1.6 cents per share will be payable on 25 March 2015, amounting to US $44.9 million. This amount has not been recognised as a liability at the year end. Record date to determine entitlements to the dividend is 5 March 2015.

Directors have continued the suspension of the Company’s Dividend Reinvestment Plan. The Dividend Reinvestment Plan will therefore not apply to the 2014 final dividend.

The franking account balance, which is maintained in Australian dollars, was A$409.1 million as at 31 December 2014 (A$409.1 million as at 31 December 2013).

a)	Dividend Per Share During the Year

	Year ended 31 Dec 2014 US cents	Year ended 31 Dec 2013 US cents
Final dividend per share	Nil	Nil
Franked amount per share at 30% tax rate	n/a	n/a

b)	Dividend Paid on All Shares During the Year

	Year ended 31 Dec 2014 US$ million	Year ended 31 Dec 2013 US$ million
Final dividend paid on ordinary shares	—	—
Interim dividend paid on ordinary shares	—	—

Total	—	—

ABN 85 004 820 419

December 2014 ASX Report	-9-

9.	Material Interests in Entities which are Not Controlled Entities

Alumina Limited has an interest in the following entities forming AWAC:

	Ownership Interest Held (%)
	31 Dec 2014	31 Dec 2013
Alcoa of Australia Limited	40	40
Alcoa World Alumina LLC	40	40
Alumina Espanola S.A.	40	40
Alcoa World Alumina Brasil Ltda.	40	40
AWA Saudi Ltda.	40	40
Enterprise Partnership	40	40

10.	AWAC contribution to net profit of Alumina Limited and Controlled Entities

	Year ended 31 Dec 2014 US$ million	Year ended 31 Dec 2013 US$ million
Loss from ordinary activities before income tax	(37.2)	(73.3)
Income tax expense	(36.4)	(24.1)

Equity share of net loss[1]	(73.6)	(97.4)
Dividends received by Alumina Limited	(16.0)	(100.0)
Distributions received by Alumina Limited	(4.3)	(7.3)

Surplus of dividends/distributions received over equity share of profits	(93.9)	(204.7)

[1]	The loss for the years ended 31 December 2013 and 31 December 2014 include significant items that have affected AWAC’s net loss after tax. For further details refer to the reconciliation on page 19.

11.	Allocation of Alba settlement terms and related transactions

As previously disclosed, in September 2012, Alcoa Inc and Alumina Limited had entered into an agreement that the cash costs (including legal fees) of settlement of the Department of Justice (DoJ) and Securities & Exchange Commission (SEC) investigations, as well as the $85 million civil settlement with Alba reached in October 2012 recorded in the accounts of Alcoa World Alumina LLC (AWA), will be adjusted to ensure that 85% will be allocated to Alcoa Inc and 15% to Alumina Limited (should settlements be reached on the regulatory investigations, as described above). AWA is a company within Alcoa World Alumina and Chemicals (AWAC).

With the DoJ and SEC settlements having been reached in January 2014, the allocation provisions of the above agreement became applicable. To reflect the provisions of the allocation agreement, as at 31 December 2013, Alumina Limited recognised $137.1 million (representing 25% of the total Alba settlement payments and costs) as other assets with the corresponding credit recognised in the Statement of Profit or Loss as other income.

At the time of recognition, Alumina Limited was evaluating with Alcoa Inc the structural options (including the form and timing) for the recovery of the other assets recognised under the provisions of the allocation agreement. Therefore the tax impact in relation to the other income recognised by Alumina Limited under the agreement’s provisions was unable to be determined at 31 December 2013.

During 2014 it was resolved that the other assets recognised as at 31 December 2013 in relation to this matter will be recovered through Alcoa World Alumina LLC equity allocations to Alumina Limited, funded by Alcoa Inc. On this basis, the $137.1 million that was previously recognised in other assets has been reclassified to investments in associates.

In October 2014, Alumina Limited received the first equity allocation of $21.3 million which included an additional $1.5 million “true up” of the previously recognised amount. This additional amount was recognised as investment in associates with the corresponding credit recognised in the Statement of Profit or Loss as other income. The balance of $117.3 million of equity will be allocated over a four-year period with each 15th January instalment payment to the DoJ and SEC, with the last allocation due in January 2018. Alumina Limited’s interest in AWA will remain at 40%.

Based on independent expert advice, Alumina Limited recognised a net current tax liability of $0.8 million in relation to the above matter.

ABN 85 004 820 419

December 2014 ASX Report	-10-

12.	Details of Entities Over Which Control Has Been Lost or Gained

There was no loss or gain of control for the year ended 31 December 2014.

13.	Borrowings

	Year ended 31 Dec 2014 US$ million	Year ended 31 Dec 2013 US$ million
Bank loans(a)	10.0	159.2
Fixed rate note(b)	101.5	—

Total borrowings	111.5	159.2

(a)	Bank Loans

In December 2013, Alumina Limited established a US$300 million syndicated bank facility with equal tranches having terms of two and four years and cancelled several bilateral and syndicated bank facilities which were surplus to requirements. The new syndicated facility was fully committed as at 31 December 2013 and became available to draw funds on 24 January 2014 following satisfaction of all conditions precedent. As at 31 December 2014, $10 million was drawn against the four year tranche, which matures in December 2017. The remaining undrawn available facility at 31 December 2014 was $290 million.

As at 31 December 2013, available funding facilities included a US$50 million bilateral bank facility drawn to $30 million, and a $129.2 million fully drawn development bank loan. The development bank loan was fully repaid during 2014. Funding facilities in currencies other than US dollars have been converted to US dollar equivalents at year end exchange rates.

(b)	Fixed rate note

On 12 November 2014, Alumina Limited issued an A$125 million face value 5.5% fixed rate note at a discount of A$0.7 million. The note matures on 19 November 2019 and was used to repay the development bank loan mentioned above. The fixed rate note has been converted to US dollar equivalents at year end exchange rates.

14.	Segment Information

Alumina Limited’s primary assets are its 40 per cent interest in the series of operating entities forming AWAC. Alumina Limited has one reportable segment, namely the investment in the alumina/aluminium business through its equity interest in AWAC.

15.	Events Occurring After the Balance Sheet Date

No significant events have occurred since 31 December 2014.

ABN 85 004 820 419

December 2014 ASX Report	-11-

Compliance Statement

1.	This financial report has been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board, and the Corporations Act 2001.

2.	This report gives a true and fair view of the matters disclosed.

3.	This report is based on accounts which are in the process of being audited.

4.	Alumina Limited has a formally constituted Audit Committee.

5.	In the directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Peter Wasow

Director

Melbourne

26 February 2015

ABN 85 004 820 419

December 2014 ASX Report	-12-

Alumina Limited Highlights

Results include AWAC’s restructuring charges

•	$98.3 million loss after tax and significant items.

•	Excluding significant items, a profit of $91.1 million after tax would have been recorded, $61.5 million higher than last year’s corresponding profit and in line with the improved operating performance of AWAC.

•	Significant items amounted to a net charge of $189.4 million, which mainly related to Alumina Limited’s equity share of AWAC’s restructuring charges.

•	Restructuring charges reflect efforts to improve AWAC’s portfolio mix through the closure of the Point Henry smelter, sale of the interest in the Jamalco mine and refinery and a gold mining interest in Suriname.

Balance sheet strengthened

•	Free cash flow was used to reduce net debt by $48.6 million to $86.6 million.

•	Balance sheet gearing reduced to 3.4%.

•	The maturity profile of borrowings was extended following the issuance of a five-year fixed rate note.

•	Also completed the restructuring of bank facility arrangements with improved terms.

Increase in AWAC receipts and contributions

•	Receipts increased by $8.9 million to $119.2 million.

•	Contributions to AWAC increased by $29.5 million to $41.5 million, mainly due to the equity contributions for the Ma’aden mine and refinery joint venture.

•	Contributions to AWAC are expected to decline in 2015 following the completion of the Ma’aden project, which commenced operations in December 2014.

Dividends have resumed with a final dividend declared

•	The directors declared a fully franked final dividend of 1.6 cents per share, payable on 25 March 2015 to shareholders on the register as at 5pm on 5 March 2015.

•	The decision to resume dividends reflects the directors’ current view of the business outlook for AWAC and the Company’s capital structure and requirements.

AWAC Highlights (US GAAP)

EBITDA growth

•	EBITDA increased by $32.2 million to $301.0 million.

•	Excluding the significant items, EBITDA increased by $141.2 million to $869.0 million.

•	Improvement in performance is predominately due to lower production costs per tonne for both alumina and aluminium even though shipments declined, and the transition towards spot based pricing for smelter grade alumina sales.

•	EBITDA included $33.9 million of equity losses related to Ma’aden start-up activities ($12.2 million in 2013).

Continued progress to spot based pricing for alumina

•	68% of third party smelter grade alumina shipments were priced on spot or alumina indexed basis (2013: 54%), and this is expected to increase to 75% for 2015.

•	Revenue per tonne from alumina sales priced by reference to indices and spot continued to be higher than the legacy LME-linked contracts.

Alumina Limited Key Financials

	2014	2013
Net (loss)/profit after tax US$m	(98.3)	0.5
Total significant items after tax US$m1	(189.4)	(29.1)
Net profit after tax excluding significant items US$m	91.1	29.6
Cash received from AWAC US$m	119.2	110.3
Net Debt US$m	86.6	135.2
Gearing[2]	3.4%	4.6%
EPS (US cps)	(3.5)	0.02
Total dividend declared (US cps)	1.6	Nil

[1]	For further details refer to the reconciliation on page 19.
[2]	Calculated as (debt - cash) / (debt + equity).

AWAC Key Financials

	2014 US$m	2013 US$m
Total Revenue	5,862.0	5,884.6
COGS and operating expenses	(4,875.7)	(5,088.9)
EBITDA[1]	301.0	268.8
Total significant items before tax[1]	(568.0)	(459.0)
EBITDA excluding significant items[1]	869.0	727.8

[1]	For further details refer to the reconciliation on page 19.

ABN 85 004 820 419

December 2014 ASX Report	-13-

AWAC Business Review (US GAAP)

Mining

AWAC owns or partly owns, bauxite mines operating in five countries that meet the production needs of the AWAC refineries. During 2014, AWAC consumed 40 million bone dry tonnes (BDT) of bauxite from its own resources and 7 million BDT from entities in which equity interests are held. AWAC also sold 1.6 million BDT of bauxite to the third parties.

Interests in mining operations in Jamalco were sold on 1 December 2014 along with the refinery operations.

Average mine costs per tonne were lower than 2013 levels, primarily due to the strengthening of the US dollar against the Australia dollar and the Brazilian Real.

Refining

Production of alumina was 15.9 million tonnes in 2014, compared to 15.8 million tonnes in 2013. Increased production at the Australian refineries, Sao Luis and Point Comfort more than offset lower production at San Ciprian and Jamalco. The interest in Jamalco was sold on 1 December 2014.

Alumina shipments were 15.9 million tonnes in 2014, 0.2 million tonnes lower than 2013.

Approximately 68% of third party smelter grade alumina (SGA) shipments were priced on spot or alumina indexed basis compared to 54% in 2013. For 2015, SGA shipments on a spot or alumina indexed basis are expected to be 75% of the total third party shipments.

Revenue per tonne from SGA sales priced by reference to indices and spot continued to be higher than the legacy LME-linked contracts.

The average three-month LME aluminium price, determined on a two-month lag basis, declined by 3.3% in 2014 compared to 2013, whereas average alumina price index FOB Australia (one month lag) increased by 0.3%.

The net result was that 2014 average realised alumina prices increased by 0.6% to $310 per tonne.

The average 2014 cash cost of alumina per tonne produced decreased by 3.5% over 2013, to $249 per tonne. The decrease was predominately due to the weaker Australian dollar and Brazilian Real against the US dollar. Production costs were also aided by lower caustic consumption and prices, and continued productivity initiatives in energy, labour, contractors and maintenance. However, excluding currency impact, energy costs were higher than 2013 levels mainly due to increased prices and the loss of carbon tax credits in Australia.

The EBITDA margin was $54 per tonne produced in 2014, an increase of $9 per tonne compared to 2013. Increased margins were largely the result of the lower production costs and marginally higher average realised alumina price. The EBITDA margin is calculated as AWAC’s EBITDA excluding significant items, smelters’ EBITDA and equity accounted income/(losses) divided by tonnes produced.

AWAC Production and Shipments

	2014	2013
Alumina shipments	15.9mt	16.1mt
Alumina production	15.9mt	15.8mt
Aluminium shipments	267kt	349kt
Aluminium production	269kt	354kt

AWAC Profit and Loss (US GAAP)

	2014	2013
	US$m	US$m
Sales revenue	3,906.6	3,770.8
Related party revenue	1,955.4	2,113.8

Total Revenue	5,862.0	5,884.6

COGS and operating expenses	(4,875.7)	(5,088.9)
Selling, Admin, R&D	(111.8)	(123.2)
Net interest	(4.5)	(6.8)
Depreciation and Amortisation	(404.5)	(447.1)
Restructuring & Other	(573.5)	(403.7)

Total Expenses	(5,970.0)	(6,069.7)

Loss before tax	(108.0)	(185.1)
Income tax charge[1]	(135.0)	(63.6)

Net loss after tax[2]	(243.0)	(248.7)

[1]	Includes $52 million and $27 million deferred tax assets adjustment in relation to the changes in Brazilian and Spanish tax rate respectively. For further details refer to the “Change in Taxation” note below.
[2]	The loss for the twelve month periods ended 31 December 2014 and 31 December 2013 include significant items that have affected AWAC’s net loss after tax. For further details refer to the reconciliation on page 19.

ABN 85 004 820 419

December 2014 ASX Report	-14-

Smelting

Excluding significant items, the smelters contributed $47.6 million in EBITDA.

Production of approximately 269,000 tonnes in 2014 was lower than 2013 due to the closure of the Point Henry smelter on 1 August 2014. The Portland smelter is the remaining smelting operation in the AWAC portfolio.

Portland’s 2014 average cash cost of aluminium per tonne produced decreased by 1.4% compared to 2013, whilst the average realised price increased by 5.9%.

Changes in Taxation

In December 2011, AWA Brazil applied for a tax holiday related to its expanded mining and refining operations. The tax holiday took effect on 12 July 2014. As a result, the tax rate for this subsidiary will decrease (from 34% to 15.25%) over the 10-year holiday period (retroactively effective as of 1 January 2013).

On 28 November 2014, the Spanish Government approved broad based tax reform, which will become effective on 1 January 2015. One of the major changes is a change of the income tax rate from current rate of 30% to 28% in 2015 and 25% for the years 2016 onward. Therefore, a charge of $27 million was recorded in relation to deferred tax assets revaluation.

On 17 July 2014, the Australian Government abolished the carbon tax, with effect from 1 July 2014. The impact of this was immaterial on the AWAC results for the year.

Portfolio Restructuring and Repositioning

During 2014, there were a number of events related to the restructuring and repositioning of AWAC’s portfolio in order to improve the quality of returns.

On 18 February 2014 Alcoa of Australia Limited, an AWAC entity, decided to permanently close the Point Henry aluminium smelter, which was done on 1 August 2014.

Total restructuring charges associated with the closure of the Point Henry smelter were $230.6 million, after tax in 2014 ($227.0 million on an IFRS basis). Total further charges of approximately $30.0 million after tax are expected for 2015 and thereafter ($9.0 million on an IFRS basis). The related after tax cash net outflow was $37.9 million in 2014, with a further $74.0 million expected thereafter.

After the closure of the Point Henry smelter, Alcoa of Australia Limited‘s Anglesea coal mine and power station operates as a standalone facility and sells electricity into the National Electricity Market after successfully being registered as a scheduled market generator in August 2014. Alcoa of Australia Limited is seeking a buyer for the Anglesea coal mine and power station.

Under a Memorandum of Understanding, a strategic review of the Suralco mining and refining operations commenced with the Government of Suriname in the second half of 2014. That review is continuing. The refinery has approximately 876,000 tonnes per annum of idle capacity and the capacity that is operating is producing at an approximately 85% output level. The refinery’s current sources of bauxite will likely, at current production rates, be exhausted in the near future. AWAC will now not develop a mine at the Nassau Plateau, given current refinery costs and market conditions. AWAC also owns and operates hydro-electric facilities at Afobaka Lake in Suriname, which supply electricity to the refinery and electricity for sale to the Government of Suriname.

AWA LLC, an AWAC entity, sold its 55% ownership stake in the Jamalco bauxite mining and alumina refining joint venture to Noble Group Ltd on 1 December 2014. The contract price was $140.0 million, including working capital. AWA LLC received $130.1 million and retained the alumina inventory for sale. The loss on sale was $266.3 million, after tax.

Earlier in 2014 AWAC sold its interest in a Suriname gold mine. The gain on sale was $17.9 million, after tax.

During December 2014, the Ma’aden joint venture refinery became fully operational using bauxite from its own mine. The refinery is expected to produce approximately 1.0 million tonnes (AWAC’s share is 251,000 tonnes) of alumina in 2015 and should be one of the lowest cash production cost per tonne refineries in the world. The 2014 result included $33.9 million of equity losses related to Ma’aden start up activities.

The conversion from oil to natural gas as the energy source for the San Ciprian refinery in Spain was completed in February 2015. As a result of the conversion, San Ciprian’s production costs are expected to be $20 per tonne lower, compared to historic levels.

ABN 85 004 820 419

December 2014 ASX Report	-15-

AWAC Cash Flow (US GAAP)

The 2014 and 2013 cash from operations include cash flows relating to significant items. Included are after-tax payments for the Anglesea statutory maintenance (2014: nil; 2013: $22.4 million), Alba settlements (2014: $88.0 million; 2013: $42.5 million) and Point Henry closure costs (2014: $37.9 million; 2013: nil). Cash from operations does not include the 2014 receipts of $130.1 million sale proceeds of the interest in Jamalco and the $53.4 million settlement with Alcoa Inc. in relation to the Alba matter. Refer to Note 11 on page 9 for additional information.

Comparatives are also affected by advanced payments received from customers during 2013 for sales of inventory in the first half of 2014, which contributed to the more favourable movement in working capital in 2013, the loss of the Australian carbon tax credits in 2014 and that tax payments in 2013 were significantly less than in 2014.

Adjusting for all of the above, there would have been an increase in cash from operations in line with the improvement in EBITDA, excluding the significant items.

Capital expenditure totalled $237.9 million, which is $84.7 million lower than 2013.

Sustaining capital expenditure was $234.9 million compared to $293.1 million in 2013. The largest decrease in expenditure was in Australia as the Huntly mine’s crusher move nears completion. Expenditure at the San Ciprian refinery increased by $9.7 million, predominately due to the natural gas conversion which was completed in February 2015.

Growth capital expenditure was $3.0 million.

AWAC Balance Sheet (US GAAP)

AWAC’s borrowings, including capital lease obligations, declined by $102.5 million to $73.4 million.

During the year, AWAC’s debt that related to the payment of Alba settlements and costs peaked at $156.0 million. This debt was fully repaid following the sale of the interest in Jamalco and the settlement with Alcoa Inc. of its allocation of an extra 25% equity share of the Alba costs that were paid by AWAC up to 31 December 2014.

In accordance with the allocation agreement with Alcoa Inc., AWAC will cash fund $2.9 million of the remaining Alba settlement payments which total $296.0 million. The balance will be funded by Alcoa Inc. The result of this and the above settlement of costs is that Alcoa Inc. will have assumed an extra 25% equity share of the Alba settlement payments and costs. Refer to Note 11 on page 9 for additional information.

The decline in property, plant and equipment, and other assets and liabilities is predominately due to the closure of the Point Henry smelter, the sale of the interest in the Jamalco mine and refinery and the effect of the stronger US dollar against the Australia dollar and the Brazilian Real when revaluing the balance sheet.

AWAC Cash Flow (US GAAP)

	2014	2013
	US$m	US$m
Net loss after tax	(243.0)	(248.7)
Depreciation and Amortisation	404.5	447.1
Other[1]	320.4	457.6

Cash from operations	481.9	656.0
Capital expenditure	(237.9)	(322.6)

Free cash flow[2]	244.0	333.4

[1]	Other items consist of net movement in working capital and other assets and liabilities.
[2]	Calculated as cash from operations less capital expenditure.

AWAC Balance Sheet (US GAAP)

	2014	2013
	US$m	US$m
Cash, cash equivalents	238.2	189.5
Receivables	524.6	541.5
Related party note receivable	88.9	91.5
Inventories	550.7	671.2
Property, plant & equipment	4,772.3	5,938.3
Other assets	2,229.0	2,640.5

Total Assets	8,403.7	10,072.5

Short term borrowings	66.6	59.0
Payables	733.5	881.8
Taxes payable and deferred	292.3	424.4
Capital lease obligations & long term debt	6.8	116.9
Other liabilities	1,485.5	1,728.7

Total Liabilities	2,584.7	3,210.8

Equity	5,819.0	6,861.7

AWAC Cash Disbursements

	2014	2013
	US$m	US$m
Dividends	40.0	250.0
Distributions	10.7	17.7
Capital returns	251.7	3.0

ABN 85 004 820 419

December 2014 ASX Report	-16-

Alumina Limited Reported (Loss)/Profit

Alumina Limited recorded a net loss after tax of $98.3 million for 2014 compared to a net profit of $0.5 million in 2013.

The net loss includes the equity share of AWAC’s significant items. The 2014 significant items were largely the result of restructuring activities to improve the portfolio mix of AWAC. These activities were the closure of the Point Henry smelter, and the sale of interests in the Jamalco refinery and bauxite mine and a gold mine in Suriname. For further details refer to the reconciliation on page 19.

Excluding significant items, there would have been a net profit improvement of $61.5 million to $91.1 million (2013: $29.6 million). This improvement is in line with the better operating performance of AWAC.

Most of Alumina Limited’s general and administrative costs are incurred in Australian dollars. The decrease in costs is largely due to the weaker Australian dollar against the US dollar and lower expenses. Costs in 2013 include CEO retirement expenses.

Finance costs include interest expense, commitment fees paid, amortised upfront fees and bank charges. Finance costs decreased to $13.6 million in 2014 from $25.3 million in 2013. Finance costs in 2013 included the write-off of unamortised establishment fees which related to the restructuring of Alumina Limited’s bank facilities which was substantially in place during that year and completed in early 2014. In addition, average net borrowings were lower in 2014.

Alumina Limited Balance Sheet

As at 31 December 2014, Alumina Limited’s net debt declined by $48.6 million to $86.6 million. This decline reflected the level of free cash flow for the year.

Debt repayments resulted in Alumina Limited’s gearing decreasing to 3.4% although there was a decline in net assets, in particular, investments in associates. This decline was mainly due to AWAC’s restructuring charges and the loss on foreign currency balance sheet revaluations that more than offset the improved operating performance of AWAC.

On 12 November 2014, Alumina Limited issued an A$125 million 5.5% fixed rate note which matures on 19 November 2019. The proceeds from the note were swapped into US dollars and used to repay the higher cost BNDES loan. As a result of this issuance, Alumina Limited also extended the maturity profile of its borrowings.

In addition to the note, Alumina Limited had $300 million of committed bank facilities as at 31 December 2014, which expire as follows:

•	$150.0 million in December 2015 (no amounts drawn under these facilities as at 31 December 2014).

•	$150.0 million in December 2017 (drawn to $10 million as at 31 December 2014).

•	A$125 million fixed rate note that matures on 19 November 2019.

Following the completion of the restructuring of Alumina Limited’s banking arrangements and the issuance of the note, the Company achieved significant improvement in its debt terms, such as borrowing margins, maturity and less financial undertakings.

Alumina Limited Reported Profit

	2014	2013
	US$m	US$m

Share of AWAC loss	(73.6)	(97.4)
Other Income	1.5 [1]	137.1 [1]
General and admin costs	(13.5)	(17.2)[2]
Finance costs	(13.6)	(25.3)
Other & tax	0.9 [3]	3.3

Net (loss)/profit after tax	(98.3)	0.5

Alumina Limited Balance Sheet

	2014	2013
	US$m	US$m
Cash and equivalents	24.9	24.0
Investments	2,514.5	2,798.9
Other	3.8	141.1	[1]

Total Assets	2,543.2	2,964.0

Payables	1.9	3.9
Interest bearing liabilities – current	—	50.6
Interest bearing liabilities – non-current	111.5	108.6
Other	5.8	7.5

Total Liabilities	119.2	170.6

Net Assets	2,424.0	2,793.4

Notes for the Alumina Limited reported Profit and Balance sheet

[1]	Alumina Limited recognised the effect of the allocation of the Alba settlement items and related transactions agreement with Alcoa Inc by posting $137.1 million (representing 25% of the total Alba related charges) as other asset with the corresponding credit recognised in the Statement of Profit or Loss as other income in 2013. In 2014 a “true up” amount of $1.5 million was further recognised. Refer Note 11 for further details.
[2]	Includes CEO retirement payments.
[3]	Alumina Limited recognised a net current/tax liability of $0.8 million and the corresponding income tax expense in relation to the other income of $1.5 million recognised in 2014 and the $137.1 million recognised in 2013 which are in connection with the allocation agreement with Alcoa Inc. Refer to Note 11 for further details.

ABN 85 004 820 419

December 2014 ASX Report	-17-

Alumina Limited Cash Flows

Alumina Limited’s free cash from operations principally comprise the net capital and income distributions received from the AWAC entities offset by the Company’s general, administrative and finance costs.

The $13.0 million reduction in finance costs paid is largely due to lower net debt balances during 2014 and the costs associated with the restructuring of the bank facilities which were substantially incurred and paid in 2013.

During 2014, Alumina Limited received $4.3 million of income distributions, $16.0 million of international dividends and capital returns of $98.9 million from AWAC entities compared to income distributions of $7.3 million and $100.0 million of fully franked dividends in 2013.

The $16.0 million international dividend is as a result of the sale of the interest in the Jamalco mine and refinery, after debt repayment by the AWAC entity.

The receipt of $98.9 million of capital returns exceeded the investments in AWAC by $57.4 million. Investments were comprised of $27.9 million as equity contributions to the Ma’aden mine and refinery joint venture, the reimbursement to Alcoa Inc of $5.4 million being the Ma’aden joint venture entry fee and the $8.2 million investment in the San Ciprian refinery in Spain to fund its cash flow shortfalls.

As a result, free cash flow was $8.7 million lower in 2014 compared to 2013.

Investments in AWAC entities are expected to decline in 2015, particularly following the completion of the construction of the Ma’aden joint venture mine and refinery which became fully operational in December 2014.

Alumina Limited Cash Flow

	2014	2013
	US$m	US$m
Dividends received	16.0	100.0
Distributions received	4.3	7.3
Finance costs paid	(12.5)	(25.5)
Payments to suppliers and employees	(15.0)[1]	(14.7)
GST refund, interest received & other	(0.4)	0.4

Cash from operations	(7.6)	67.5

Net receipts/(payments) - investments in associates	57.4	(9.0)

Free cash flow[2]	49.8	58.5

[1]	Includes CEO retirement payments.
[2]	Free cash flow calculated as cash from operations less net investments in associates.

ABN 85 004 820 419

December 2014 ASX Report	-18-

Guidance

The following 2015 guidance is provided to assist the understanding of the sensitivity of AWAC results to key external factors. The guidance cannot be expected to be predictive of exact results; rather it provides direction and approximate quantum of the impact on profit before tax of movements around a given base figure. Actual results will vary from those computed using the guidance. Guidance is not linear, hence significant movement away from the base rates used may result in different sensitivities. Sensitivity of the each element of the guidance has been considered in isolation and no correlation with movements in other elements within the guidance has been made.

Item	2015 Guidance

Production – alumina	Approximately 15.2mt

Production – aluminium	Approximately 165,000t

Australian $ Sensitivity: +1¢ in USD/AUD	Approximately -$27.0 million profit before tax Approximately -$1.60/t alumina EBITDA

Brazilian $ Sensitivity: +1¢ in BRL/USD	Approximately +$1.5 million profit before tax Approximately $0.05/t alumina EBITDA

Third party smelter grade alumina shipments expected to be based on alumina price indices or spot	Approximately 75% for the year

AWAC sustaining capital expenditure	Approximately $230 million

AWAC growth capital expenditure	Approximately $30 million

ABN 85 004 820 419

December 2014 ASX Report	-19-

Reconciliations

AWAC’s significant items (US GAAP)

The AWAC’s net loss was negatively affected by individually significant items. These items are disclosed in the table to enhance an understanding of AWAC’s operational performance during the year.

Significant Items	2014 US$m	2013 US$m
Point Henry restructuring charges	(329.2)	—
Loss on sale of Jamalco	(266.3)	—
Alba legal matter	—	(384.0)
Anglesea statutory maintenance	—	(32.0)
Goodwill impairment	—	(30.0)
Gain on sale of gold mining interest in Suriname	27.5	—
Other	—	(13.0)

Total significant items (pre-tax)	(568.0)	(459.0)

Total significant items (after-tax)	(479.0)	(445.5)

AWAC’s EBITDA and EBITDA excluding significant items (US GAAP)

AWAC’s EBITDA is defined as earnings before interest, tax, depreciation and amortisation.

	2014	2013
	US$m	US$m
Net loss after tax	(243.0)	(248.7)
(Subtract)/add back: Income tax (credit)/charge	135.0	63.6
Add back: Depreciation and Amortisation	404.5	447.1
Add back: Net interest	4.5	6.8

EBITDA	301.0	268.8

Add back: significant items	568.0	459.0

EBITDA excluding significant items	869.0	727.8

Alumina Limited’s significant items (IFRS)

Alumina Limited’s share of net (loss)/profit of associates was negatively affected by its equity share of individually significant items incurred by AWAC. These items are disclosed in the table to enhance an understanding of Company’s operational performance during the year.

Significant Items (post-tax)	2014 US$m	2013 US$m
Point Henry restructuring charges	(90.8)	—
Loss on sale of Jamalco	(106.5)	—
Legal matters of associate	0.7	(16.5)
Anglesea statutory maintenance	—	(9.0)
Gain on sale of gold mining interest in Suriname	7.2	—
Other	—	(3.6)

Total significant items	(189.4)	(29.1)

ABN 85 004 820 419

December 2014 ASX Report	-20-

Market Outlook

Global demand for alumina grew by 4.9% in 2014 and remains strong. The average Western Australian spot alumina price increased from $322/t in the first half to $338/t in the second half, and ended the year on $354.50 per tonne. The increase in price in the second half was driven by increased demand, given higher aluminium production in China and the Middle East, bauxite availability concerns leading to higher alumina imports by China and higher aluminium prices. Over 2014, China imported approximately 5.27 million tonnes of alumina, up nearly 38% from 2013.

Historically, Indonesia has been China’s largest supplier of imported bauxite. China represents just over half of the global alumina refinery capacity, with approximately 30% of China’s refineries dependent upon imported bauxite. In January 2014, the Indonesia export ban of unprocessed ores came into effect. This completely stopped Indonesian bauxite exports to China. Leading up to the ban, China had built up significant stockpiles of bauxite. Imports of bauxite into China now come predominantly from Australia, Malaysia and India. China imported approximately 36.5 million tonnes of bauxite in 2014. In the second half of 2014, exports from Malaysia increased significantly, totalling around 3.3 million tonnes over 2014.

Over 2014, following the Indonesian export ban, the imported bauxite price (landed in China), for a variety of different qualities and sources, ranged from approximately $48 per tonne to $90 per tonne. When the prices are standardised and adjusted for quality on a value-in-use basis, the imported bauxite price into China averaged $68 per tonne over 2014, after ending 2013 at $55 per tonne.

The quality of China’s domestic bauxite has been decreasing, particularly in Henan and Shanxi provinces, which rely almost entirely on domestic bauxite for significant alumina production. Also, there has been high-grading of deposits in a number of cases that lead to premature mine closures. Bauxite allocations in China limit the ability of some alumina producers to access good quality bauxite. A drop in quality of bauxite increases the cost of producing alumina. This has led to higher Chinese prices for good quality domestic bauxite.

Physical fundamentals for aluminium remain positive, with LME aluminium inventories at around 4 million tonnes, after an aluminium production deficit in 2014 caused global stocks to fall more than 1 million tonnes, reducing the stock overhang and improving aluminium fundamentals.

Growth in China’s alumina capacity in 2014 started to slow, due to a number of factors such as concerns about bauxite availability and cost, tighter credit measures and the desire of the Chinese Government to stem the growth in over-supplied industries. This slowdown in Chinese alumina capacity growth is expected to continue.

Strong demand for aluminium from the aerospace, building and automotive industries is expected to continue and that will drive growth in alumina demand. Another aluminium production deficit is likely in 2015. This is expected to continue to drawdown on warehouse stocks and support regional premiums.

Lower aluminium prices and reduced seasonal demand for alumina in China has put slight downward pressure on alumina prices at the start of 2015. There is forecast to be an alumina surplus in 2015 however there may be re-starts of aluminium production in Europe, USA and increased smelting production in India. Also, there may be increased Chinese buying of alumina depending on the availability of bauxite, as Chinese bauxite stockpiles are expected to run down in 2015 and 2016 (assuming the current rate of consumption and import).

Some analysts have speculated that Malaysia may be able to export around 10 million tonnes of bauxite annually. However, it is not clear how long that would be sustainable and at what overall cost. In any event, Malaysia’s capacity would be insufficient to supply the expected growth in Chinese imports of bauxite, after depletion of the bauxite stockpiles and the reduced availability of good quality domestic bauxite.

Global alumina demand is expected to grow by over 6% (CAGR) over the next five years.

Just as AWAC has been restructuring its asset portfolio over 2014, it is expected that there will be further rationalisation and consolidation in the alumina industry over the next few years, inside and outside China. There is expected to be continuing short to medium term diversification of bauxite suppliers to China, however in the longer term the world will need a number of further large-scale bauxite mines to meet expected growing demand.

As the world’s largest bauxite miner, AWAC is well-positioned to be able to take advantage of expected better market conditions due to rising demand and prices for bauxite, whether or not AWAC sells significant quantities of bauxite to the third party market. The ongoing delinking of alumina pricing from aluminium prices should mean that the favourable bauxite dynamics will flow through to higher world alumina prices.

Continuing depletions of Chinese domestic bauxite are expected to lead to significant imports into China of bauxite and/or alumina from 2018-2019 on.

There does not appear to be a sufficient corresponding supply growth for the long term. There are a number of refining projects outside China that have stalled or are facing serious timing, regulatory approval and political risks, funding or bauxite supply hurdles, including projects in India and Indonesia. Whilst the alumina price rose over the second half of 2014, it is currently at a price at which a reasonable return would not be made on a standard investment in greenfields capacity, given timing and construction costs. Without a sufficient and sustained price improvement, this may lead to alumina supply deficits outside China in the medium term.

Peter Wasow
Director

Melbourne

26 February 2015

ABN 85 004 820 419

December 2014 ASX Report	-21-

Forward Looking Statements

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2013. Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

Note regarding non-IFRS financial information

This document contains certain non-IFRS financial information. This information is presented to assist in making appropriate comparisons with prior year and to assess the operating performance of the business. Where non-IFRS measures are used, definition of the measure, calculation method and/or reconciliation to IFRS financial information is provided as appropriate.

PAGE – 1

Diagram of Alcoa World Alumina and Chemicals (AWAC) Operations	2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	3
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	4
Alcoa World Alumina and Chemicals (AWAC) Statement of Cash Flows	5
Reconciliation of AWAC’s Profit to Alumina Limited Share of AWAC’s Profit	6

PAGE – 2

Diagram of Alcoa World Alumina and Chemicals (AWAC) Operations

PAGE – 3

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	Full Year 2014	Full Year 2013
Sales	3,906.6	3,770.8
Sales to Related Parties	1,955.4	2,113.8

Total Revenue	5,862.0	5,884.6

Cost of Goods Sold and Operating Expenses	(4,875.7)	(5,088.9)
Selling, Administration, and R&D Expenses	(111.8)	(123.2)
Provision for Depreciation, Depletion and Amortisation	(404.5)	(447.1)
Restructuring and Other Expenses	(578.0)	(410.5)

Total Expenses	(5,970.0)	(6,069.7)

Loss before Taxes	(108.0)	(185.1)
Provision for Taxes on Income	(135.0)	(63.6)
Net Loss after Taxes	(243.0)	(248.7)
Members’ Equity
Opening Balance at Start of Period	6,861.7	8,243.7
Net Loss	(243.0)	(248.7)
Capital Contribution	142.7	31.5
Dividends Paid and Return of Capital to Partners	(302.4)	(300.8)
Common Stock Issued for Compensation Plans	4.3	5.2
Other Comprehensive Income	(644.3)	(869.2)
Closing Balance at End of Period	5,819.0	6,861.7

PAGE – 4

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	31 December 2014	31 December 2013
Cash and Cash Equivalents	238.2	189.5
Receivables	524.6	541.5
Related Party Notes Receivable	88.9	91.5
Inventories	550.7	671.2
Prepaid Expenses and Other Current Assets	208.3	296.4

Total Current Assets	1,610.7	1,790.1

Property, Plant & Equipment	4,772.3	5,938.3
Investments	586.7	557.7
Other Assets and Deferred Charges	1,434.0	1,786.4

Total Non-Current Assets	6,793.0	8,282.4

Total Assets	8,403.7	10,072.5

Short Term Borrowings	66.6	59.0
Payables	733.5	881.8
Taxes Payable	141.0	187.1
Accrued Compensation and Retirement Costs	241.8	269.2
Other Current Liabilities	267.5	376.6

Total Current Liabilities	1,450.4	1,773.7

Capital Lease Obligations and Long Term Debt	6.8	116.9
Deferred Taxes	151.3	237.3
Other Long Term Liabilities	976.2	1,082.9

Total Non-Current Liabilities	1,134.3	1,437.1

Total Liabilities	2,584.7	3,210.8

Equity	5,819.0	6,861.7

Total Liabilities & Equity	8,403.7	10,072.5

PAGE – 5

Alcoa World Alumina and Chemicals (AWAC) Statement of Cash Flows

US$ Millions (US GAAP) 100%	Full Year 2014	Full Year 2013
Operating Activities
Net Loss	(243.0)	(248.7)
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	404.5	447.1
Other Items*	320.4	457.6
Cash from Operating Activities	481.9	656.0
Financing Activities
Dividends Paid & Return of Capital to Partners	(302.4)	(270.7)
Change in Debt	(88.2)	40.0
Changes to Capital Lease Obligations	(14.3)	(2.4)
Capital Contribution	142.7	31.5
Cash Used for Financing Activities	(262.2)	(201.6)
Investing Activities
Capital Expenditure	(237.9)	(322.6)
Net Changes in Related Party Note Receivable	(5.0)	(16.1)
Other	82.6	(35.7)
Cash Used for Investing Activities	(160.3)	(374.4)
Effect of Exchange Rate Changes on Cash	(10.7)	(16.5)
Cash (Used)/Generated	48.7	63.5
Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	189.5	126.0
Cash and Cash Equivalents at End of Period	238.2	189.5

Net Change in Cash and Cash Equivalents	48.7	63.5

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

PAGE – 6

Reconciliation of AWAC’s Profit to Alumina Limited Share of AWAC’s Profit

	Full Year 2014	Full Year 2013
AWAC Loss before tax (US GAAP)	(108.0)	(185.1)
Adjust for IFRS
- Embedded derivatives	17.6	(16.5)
- Restructuring charges	5.1	—
- Reversal of goodwill impairment	—	30.2
- Other	(2.2)	(6.6)
AWAC Loss before Tax (IFRS)	(87.5)	(178.0)

AWAC Tax (US GAAP)	(135.0)	(63.6)
Adjust for IFRS
- Brazil deferred tax	57.0	(2.1)
- Other	(14.7)	3.9
AWAC Tax (IFRS)	(92.7)	(61.8)

AWAC Loss before Tax (IFRS)	(87.5)	(178.0)
AWAC Tax (IFRS)	(92.7)	(61.8)
AWAC Loss after Tax (IFRS)	(180.2)	(239.8)

Alumina Limited Share of AWC Loss after Tax	(72.1)	(95.9)
Amortisation of mineral rights and bauxite assets (net of tax)	(1.5)	(1.5)

Share of net loss of associates accounted for using the equity method	(73.6)	(97.4)

ASX Announcement	26 February 2015

Alumina Limited 2014 Full Year Result Presentation

Attached is a presentation relating to Alumina Limited’s Full Year Results for the 12 months ended 31 December 2014.

/s/ Stephen Foster
Stephen Foster
Company Secretary

26 February 2015

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Alumina Limited
2014 Full Year Results
Peter Wasow
Chief Executive Officer
Chris Thiris
Chief Financial Officer
ALUMINA LIMITED

Disclaimer
ALUMINA LIMITED
This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction.
Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s Form 20-F for the year ended 31 December 2013.
Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.
This presentation contains certain non-IFRS financial information. This information is presented to assist in making appropriate comparisons with prior year and to assess the operating performance of the business. Where non-IFRS measures are used, definition of the measure, calculation method and/or reconciliation to IFRS financial information is provided as appropriate or can be found in the ASX Preliminary Final Report (Appendix 4E).
2

Part 1:
Alumina Limited and AWAC
2014 Results
ALUMINA LIMITED

Alumina Limited & AWAC overview

Alumina Limited

US$m (IFRS)	2014	2013	Change
(NLAT)/NPAT	**(98.3)**	**0.5**	**(98.8)**
Significant Items:			
– Legal matters of associates (after-tax)	0.7	(16.5)	17.2
– Loss on sale Jamalco (after-tax)	(106.5)	-	(106.5)
– Point Henry restructuring (after-tax)	(90.8)	-	(90.8)
– Other significant items (after-tax)(1)	7.2	(12.6)	19.8
NPAT excluding significant items	**91.1**	**29.6**	**61.5**
Net Debt	**86.6**	**135.2**	**48.6**
Dividend (US cps)	**US 1.6¢**	**-**	**US 1.6¢**

Alumina Limited:

- Significant improvement in NPAT
  - NLAT includes AWAC's significant items
- Improvement due to
  - AWAC's operating performance
  - Lower corporate and finance costs
- FCF used to repay debt
- Dividend declared of US 1.6¢ per share

AWAC

US$m (US GAAP)	2014	2013	Change
EBITDA	**301.0**	**268.8**	**32.2**
Significant Items:			
– Legal matters of associates (pre-tax)	-	(384.0)	384.0
– Loss on sale Jamalco (pre-tax)	(266.3)	-	(266.3)
– Point Henry restructuring (pre-tax)	(329.2)	-	(329.2)
– Other significant items (pre-tax)(1)	27.5	(75.0)	102.5
EBITDA excluding significant items	**869.0**	**727.8**	**141.2**
Cash dividends, distributions and capital returns	**302.4**	**270.7**	**31.7**

AWAC:

- Improved operating performance
  - Mainly lower costs of production; and
  - Transition to spot based pricing for SGA(2)

(1) Other includes: sale of gold mining interest in Suriname, asset write-offs, goodwill impairment and Anglesea statutory maintenance
(2) Smelter grade alumina shipments

4

AWAC performance bridge
ALUMINA LIMITED
US GAAP (US$m)
269
459
(23)
220
11
(22)
(45)
(568)
301
Underlying
Improvement
2013 EBITDA Prior Year Revenue One-off Items(1) COGS & Operating Expenses Selling, Admin, R&D Ma’aden Derivatives & Other Current Year One-off Items(2) 2014 EBITDA
Currency movements 2014 2013
USD/AUD average 0.9021 0.9677
BRL/USD average 2.3538 2.1587
Source: Thomson Reuters
Improved operating performance
Underlying improvement of $208m
Revenue is lower mainly due to:
- Point Henry closure;
- sale of interest in Jamalco;
- destocking in 2013; but
- partially offset by higher prices
COGS, etc lower mainly due to:
- stronger US dollar; - lower shipments; and - productivity initiatives and cost control
Smelters share of EBITDA: $48m
- excludes Pt Henry closure charges
Alumina EBITDA Per Tonne Produced
FY 2013 1Q 2014 2Q 2014 3Q 2014 4Q 2014 FY 2014
$45 $49 $39 $46 $85 $54
(1) Reversal of: $384m Alba legal matter, $32m Anglesea statutory maintenance, $30m goodwill impairment of Eastern Aluminium Ltd and $13m asset write offs
(2) Comprises: $329m Point Henry restructuring, loss on sale of Jamalco $266m and ($28m) sale of gold mining interest in Suriname
5

AWAC alumina realised price
ALUMINA LIMITED
Average Realised Price Per Tonne
$308
($2)
($4)
$8
$310
2013 API / Spot Legacy Mix 2014
Price LME Price
Average price increased 0.6%
Benefit from pricing conversion
- Fall in both API/spot and LME prices; but
- API/spot outperformed LME
Favourable mix variance
- Comparing to LME linked rates set pre 2011
- Mainly due to transition to API/spot for SGA
- 68% SGA priced on API/spot (2013: 54%)
Market prices (US$ per tonne) 2014 2013
Ave alumina spot, one month lag(1) 328 327
Ave 3-month LME, two month lag(2) 1,864 1,927
Spot/LME% 17.6% 17.0%
(1) Platts FOB Australia ; lagged one month – consistent with average sales contract pricing
(2) Thomson Reuters; lagged two months – consistent with average sales contract pricing
6

Pricing of smelter grade alumina
ALUMINA LIMITED
Spot vs LME (basic units indexed)(1)
110
100
90
80
1/1/13 1/4/13 1/7/13 1/10/13 1/1/14 1/4/14 1/7/14 1/10/14 1/1/15
- Platts alumina - FOB Australia prices
- LME aluminium (3-month)
AWAC Pricing Transition
85%
15%
2011
65%
35%
2012
46% 54% 2013
32%
68%
2014
25% 75% 2015F
16% 84% 2016F
Portion of AWAC third party SGA shipments on LME/other pricing basis
Portion of AWAC third party SGA shipments on alumina spot or index pricing basis
Spot outperformed LME
LME weighed down by factors such as
- reduction in contango
- general weakness in commodities
API affected by its fundamentals such as
- market balance
- production costs
Transition to spot basis continues
Approximately 84% in 2016
(1) Alumina, Platts Alumina (FOB Australia) January 2015, LME Aluminium: Thomson Reuters January 2015
7

AWAC cash cost of alumina production

ALUMINA LIMITED

Cost of Alumina Production Per Tonne ($)[1]


258
(1)
(4)
(0)
(4)
249
2013 Cash CAP
Energy
Caustic
Bauxite
Conversion
2014 Cash CAP

Cash cost decreased by $9/tonne

- c.$1/tonne due to
  - increased production; and
  - increased weighting to lower cost refineries
- Balance mainly due to stronger US dollar and lower caustic prices
- Productivity offset some price rises
- Energy cost (excl FX) rose due to:
  - higher prices; and
  - loss of carbon tax credits in Australia

Alumina EBITDA currency sensitivities	2015F
Impact of +$0.01 to the USD/AUD	c.($1.60/t)
Impact of +$0.01 to the BRL/USD	c.$0.05/t

(1) *Defined as direct materials and labour, energy, indirect materials, indirect expenses, excluding depreciation. Movements can relate to usage, unit costs or combination of both, timing of maintenance, seasonal factors, levels of production and the number of production days and refinery mix*

8

AWAC alumina production
ALUMINA LIMITED
Annual Production (kt)
9,274
1,454
1,517
1,150
640
1,867
AWAC consumed 40mt of bauxite from its own resources and 7mt from equity interests, and sold 1.6mt to third parties
Australia Brazil Spain Suriname Jamaica USA
Change by Region (kt)
15,809
92
85
(56)
0
(67)
39
15,902
43.3kt per day
43.6kt per day
2013 Australia Brazil Spain Suriname Jamaica USA 2014
Production increased by 0.6%
Production was c.93% of nameplate capacity
Increased production in Australia, Brazil and US
- increases weighting to lower cost refineries
Jamalco interest sold on 1 December 2014
Production of 15.2mt in 2015
- excludes Ma’aden JV ramp up to c.1.0mt (AWAC share: 251kt)
- c.75kt lower than 2014, excluding Jamalco
- weighting should increase for lower cost refineries
9

AWAC free cash flow & capex
ALUMINA LIMITED
Free Cash Flow
US$m (US GAAP) 2014 2013
Cash from operations 481.9 656.0
Capital expenditure (237.9) (322.6)
Free cash flow(1) 244.0 333.4
Significant items in CFO (180.9) (74.5)
Timing differences in CFO(2) (167.5) 20.2
Improved underlying cash flows
Operating cash flows include significant items
- but does not include Jamalco sale and Alba true-up receipts
Operating cash flows also affected by timing differences
- tax payments and working capital movements
Improvement is similar to EBITDA’s excl significant items
Decline in sustaining capex is mainly due to:
- Huntly crusher move nearing completion; but
- includes San Ciprian gas conversion
Capex guidance for 2015
$230m for sustaining
$30m for growth
(1) Free cash flow defined as cash from operations less capital expenditure
(2) Includes tax payments, interest and movements in working capital
10

Alumina Limited 2014 results

ALUMINA LIMITED

Profit and Loss

US$m (IFRS)	2014	2013	Change
Share of AWAC (Loss)	(73.6)	(97.4)	23.8
Other Income[1]	1.5	137.1	(135.6)
General & Admin. Costs	(13.5)	(17.2)	3.7
Finance Costs	(13.6)	(25.3)	11.7
Other & Tax	0.9	3.3	(2.4)
Net (Loss)/Profit After Tax	**(98.3)**	**0.5**	(98.8)
NPAT excl significant items	**91.1**	**29.6**	61.5

Significant Items (after tax)

IFRS US$m	2014	2013
Point Henry restructuring charges	(90.8)	-
Legal matters of associate	0.7	(16.5)
Loss on sale of Jamalco	(106.5)	-
Anglesea statutory maintenance	-	(9.0)
Gain on sale of gold mining interest in Suriname	7.2	-
Other	-	(3.6)
Total significant items	**(189.4)**	**(29.1)**

Free Cash Flow[2]

US$m (IFRS)	2014	2013	Change
Dividends and distributions received	20.3	107.3	(87.0)
Costs (Interest, corporate, other)	(27.9)	(39.8)	11.9
Cash from Operations	**(7.6)**	**67.5**	**(75.1)**
Net Proceeds/(Payments) - Investments in Associates	57.4	(9.0)	66.4
Free Cash Flow	**49.8**	**58.5**	**(8.7)**
Net Debt	**86.6**	**135.2**	**48.6**

Significant improvement in NPAT

- Improved AWAC operating performance
- Lower corporate and finance costs

Free cash flow

- Lower corporate and finance costs
- AWAC receipts of $119.2m (2013: $110.3m)
- Investments in AWAC of $41.5m (2013: $12.0m)
  - $33.3m in Ma'aden (2013: $12.0m)

(1) Other Income of $1.5m in 2014 and $137.1 million in 2013 relates to Alba legal matter
(2) Free cash flow defined as cash from operations less net investments in associates

11

Alumina Limited net debt & facilities
Alumina limited
Net Debt Changes (US$m)
26 (20)
(99) 135
7 (4)
42 87
Net Debt 31/12/13 AWC Corp & Finance Costs AWAC Dividends & Distributions AWAC Returns on Invested Capital Payments to Investments in Associates Settlement of Gross Currency Interest Rate Swaps Exchange Rate Effect Net Debt 31/12/14
Debt Maturity Profile – 31/12/14 (US$m)
160
140
120
100
80
60
40
20
0
2015 2016 2017 2018 2019
Banks - Drawn Banks - Undrawn A$Bond
Net debt declined by $48m
Gearing is 3.4%(1)
A$125m MTN completed November 2014
Note proceeds used to repay BNDES loan
Improved debt and facility terms
Sufficient available facilities
$300m of committed bank facilities
- $290m undrawn
Average maturity profile significantly extended
(1) Calculated as (debt – cash)/(debt + equity)
12

Point Henry smelter
ALUMINA LIMITED
Point Henry closed in August 2014
AWAC (100%) 2014 2015+ Total 2014 2015 2016+ Total
US$m (after tax) Guidance Guidance Guidance Actual Revised Revised Actual &
Estimate Estimate Revised
AWAC Restructuring 240.0 10.0 250.0 227.0 2.0(1) 7.0(1) 236.0
Charges (IFRS)
AWAC Restructuring 50.0 70.0 120.0 37.9 21.0(2) 53.0(2) 112.9
Cash Flows
(1) Balance relates to holding costs net of scrap proceeds
(2) Balance relates to demolition, environmental, holding costs, net of scrap proceeds
13

Outlook – 2015
ALUMINA LIMITED
AWAC
Starting 2015 with a number of positive market factors
- higher alumina price; stronger US dollar; lower energy and caustic prices
AWAC putting in place a number of operating initiatives to improve competitive position
- transition to API; reweighting to lower cost capacity and production; San Ciprian gas conversion
- Anglesea operating as standalone facility and strategic review of Suralco
- productivity and cost management
Prepaid Alba related debt: reduces future capital needs or application of free cash flows
Ma’aden JV production to expand towards capacity
- production target is c.1.0mt (AWAC share: 251kt)
- additional equity losses until production approaches capacity late in the year
Minimal calls on partners expected
Alumina Limited
Strong capital structure and lower levels of investments in AWAC expected
Results in significantly lower breakeven alumina price
14

Part 2:
Industry dynamics and
AWAC strategy
ALUMINA LIMITED

Alumina Ltd investment proposition
ALUMINA LIMITED
Industry context improving
Strong alumina demand forecast – 6% CAGR over next 5 years
Refining issues in medium term
Demand pull
China: Cost and availability of imported bauxite
Cost push
Declining domestic bauxite grades
Supply risks
RoW: Long lead times and low financial incentive for construction
Competitive advantage for refineries with integrated bauxite supply
AWAC has a leading position
Largest alumina producer and at lowest quartile of cost
Largest bauxite producer: record production, abundant resource
AWAC’s strategy is delivering
De-link alumina pricing: 75% in 2015, 84% in 2016
Further improving cost position: from 25th to 21st percentile by 2016
Closed Point Henry and sold Jamalco, evaluating Suriname, started production at low cost Saudi refinery
Alumina Ltd provides a unique look-through to this opportunity
Unique, largely pure investment in upstream
Positioned for upside: industry context, asset position and strategy
Low debt and low levels of growth investment provide for dividend pass thru
16

Strong demand for metallurgical alumina
ALUMINA LIMITED
Strong forecast aluminium demand growth drives alumina and bauxite demand
Alumina market in millions of tonnes
160
120
80
40
0
6.1% CAGR (Global)
5.8% CAGR (Global, excluding China)
6.3% CAGR (China)
RoW
OTHER ASIA
19% CAGR
MIDDLE EAST
8% CAGR
CHINA
2014e 2015f 2016f 2017f 2018f 2019f
Growth requires additional ~88m tonnes per annum of bauxite by 2019(1)
Source: Global Alumina demand, Harbor Aluminium, January 2015
(1) Alumina Limited estimate based on average 2.5 tonnes of bauxite per tonne of alumina
17

Capacity shortfalls for alumina expected
Alumina limited
China, RoW and global metallurgical alumina market balance forecast
(million tonnes)
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
4.3
5.3
0.2
1.0
2.0
3.5
3.1
1.5
ROW
-0.4
0.5
-4.0
-4.3
-4.6
-3.9
-3.5
-2.7
-4.2
-3.3
6.6
-2.8 GLOBAL
CHINA
-6.6
2013 2014e 2015f 2016f 2017f 2018f 2019f
Source: Harbor Aluminum, Jan 2015
18

Chinese bauxite imports down, more costly
ALUMINA LIMITED
Imported Bauxite Volumes and Prices by Country(1)
Indonesia Australia India Jamaica Dominic Rep. Brazil Ghana Guinea Guyana Malaysia Fiji
100
95
90
85
80
75
70
65
60
55
50
45
40
35
Sample size: 1 million tonnes
Nov/12 Jan/13 Mar/13 May/13 Jun/13 Aug/13 Oct/13 Dec/13 Feb/14 Apr/14 Jun/14 Aug/14 Oct/14 Dec/14
Bauxite Price,US$/t
Source: CM Group with China Customs Data, Jan 2015 1) Prices CIF Shandong, no adjustment for value-in-use
19

Malaysian bauxite to fill some of the gap
ALUMINA LIMITED
Eases some cost pressure but can’t replace Indonesia
What happened in 2014:
Ramp-up when low iron ore prices caused miners to switch to bauxite
Gibbsitic bauxite with high moisture and iron content, quality varies
Malaysian bauxite exports to China: 3.3 million tonnes
Potential and issues for 2015 and beyond:
Potential for 8-9 million tonnes to China in 2015
Iron ore miners can switch back to mining iron ore if prices increase
Requires supportive Governments – some road and port restrictions imposed
Stringent environmental laws; competing land use
Rainy season, road and port issues may cap exports
Ability to control grade variability will be important
Too early to judge extent of reserves
20

China’s long term domestic bauxite issues
ALUMINA LIMITED
Declining bauxite quality in key alumina producing provinces
Alumina / Silica of Bauxite
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2006 2007 2008 2009 2010 2011 2012 2013 2014
Henan Shanxi
ViU adjusted bauxite prices rising
US/t
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
-
Jun-09 Jun-10 Jun-11 Jun-12 Jun-13 Jun-14
Henan
Shanxi
Indonesian - Shandong
Australian - Shandong
Historical pure Bayer process economic limit above 5.0
Feed grade increased marginally in 2014 as refineries started to use allocated bauxite (rather than domestic traded)
ViU reflects grade, logistics & processing costs
ViU rising faster than costs to mine, reflecting deteriorating A/S ratio
Source:
Left hand side: CM Group, Jan 2015
Right hand side: Chinese Imported Bauxite Cost, CM Group with China Customs Data, Jan 2015
21

China’s bauxite imports expected to grow
ALUMINA LIMITED
Forecast Chinese bauxite imports – 2015 to 2025 (mtpa)
Xinjiang
Inner Mongolia
Shanxi
Shandong Henan
Chongqing
Guizhou Yunnan Guangxi
140
120
100
80
60
40
20
0
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025
Merchant Refineries Non-Merchant Refineries
Shandong to remain the major merchant bauxite-consuming province over the period to 2025
Under-utilised logistics allow Inner Mongolia (rail) and Chongqing (barge) to become new entrants
Henan and Shanxi refineries forecast to import significant bauxite tonnes (due to local allocation and quality issues)
Chart: CM Group, Jan 2015 (All tonnages are dry metric tonnes)
22

China faces bauxite cost pressure
ALUMINA LIMITED
Chinese alumina refining cash costs
US$/t
500
450
400
350
300
250
200
150
100
50
0
0% 25% 50% 75% 100%
Cumulative Production - %
Bauxite Caustic Energy Others
Guangxi Shanxi Guizhou Yunnan Henan Chongqing Shandog IM
CMAAX excl. VAT (Dec-14)
CMAAX-South excl. VAT (Dec-14)
3100
2790
2480
2170
1860
1550
1240
930
620
310
0
RMB/t
Marginal producers in Shandong dependent on bauxite imports at rising cost
Deteriorating domestic bauxite grades and allocation issues impact Henan and Shanxi
Likely to lead to increased bauxite/alumina imports
Energy (coal) prices have been down in China for the past 12 months, offsetting increasing bauxite prices
Higher average alumina price in Q4 ensures all refineries are profitable.
Source: China refinery cash cost curve by province, excluding VAT, CM Group, Jan 2015
23

Part 3:
AWAC’s position in the industry and strategy
ALUMINA LIMITED

AWAC asset portfolio restructuring
ALUMINA LIMITED
High cost operations exited, low cost capacity added and production records in low cost operations
2014 cost position down, 4% pts to go*
$/MT
500
450
400
350
300
250
200
150
100
50
0
0 10 20 30 40 50 60 70 80 90 100 110 120 130
Production (MMT)
2014: 25th Percentile
2013: 27th Percentile
2016: 21st Percentile
2010: 30th Percentile
Source: CRU and Alcoa analysis
2014 actions
Generated $243M in productivity gains
Increased low-cost refinery production 200 kmt
Continuing to track down the cost curve
Continuing to capture productivity improvements
High cost Point Henry smelter shut, Jamalco sold, Suriname under review
New low cost Saudi production added
Gas project reduces costs at San Ciprian
Production records – WA, Brazil
* Alcoa Fourth Quarter Earnings Conference, 12 January 2015: Alumina Segment
25

New Saudi refinery producing alumina
ALUMINA LIMITED
4m tonnes per annum bauxite mine & 1.8m tonnes per annum alumina refinery
AWAC has 25.1% interest in mine and refinery
Bauxite Mine: ~83% complete*
First alumina using Saudi Arabian bauxite Dec ‘14
Alumina refinery commenced operating
Expected to produce c.1.0mt alumina in 2015 as it ramps up to its capacity of 1.8mtpa
Expected to be one of the world’s lowest cash cost refineries
* As at December 2014
26

Alumina trading on its own fundamentals
ALUMINA LIMITED
API pricing basis distances alumina from smelting competitive dynamics
US$/t
$2,200
$2,100
$2,000
$1,900
$1,800
$1,700
$1,600
1-Jan-13 1-Apr-13 1-Jul-13 1-Oct-13 1-Jan-14 1-Apr-14 1-Jul-14 1-Oct-14 1-Jan-15
20.0%
19.0%
18.0%
17.0%
16.0%
15.0%
14.0%
3M LME Aluminium
Platts Alumina (FOB WA) as a % of 3M LME Aluminium
27

Part 4: Conclusion
ALUMINA LIMITED

Alumina Ltd investment proposition
ALUMINA LIMITED
Industry context improving
Strong alumina demand forecast – 6% CAGR over next 5 years
Refining issues in medium term
Demand pull
China: Cost and availability of imported bauxite
Cost push
Declining domestic bauxite grades
Supply risks
RoW: Long lead times and low financial incentive for construction
Competitive advantage for refineries with integrated bauxite supply
AWAC has a leading position
Largest alumina producer and at lowest quartile of cost
Largest bauxite producer: record production, abundant resource
AWAC’s strategy is delivering
De-link alumina pricing: 75% in 2015, 84% in 2016
Further improving cost position: from 25th to 21st percentile by 2016
Closed Point Henry and sold Jamalco, evaluating Suriname, started production at low cost Saudi refinery
Alumina Ltd provides a unique look-through to this opportunity
Unique, largely pure investment in upstream
Positioned for upside: industry context, asset position and strategy
Low debt and low levels of growth investment provide for dividend pass thru
29

Alumina Limited
2014 Full Year Results
Peter Wasow
Chief Executive Officer
Chris Thiris
Chief Financial Officer
ALUMINA LIMITED

ASX Announcement	10 February 2015

ALUMINA LIMITED

San Ciprian Alumina Refinery converted to Natural Gas

Attached is an announcement by Alcoa Inc. that the Alcoa World Alumina & Chemicals (AWAC) alumina refinery in San Ciprian (Spain) has officially transitioned from fuel oil to natural gas following the completion of a new gas pipeline.

AWAC is a joint venture between Alumina Limited and Alcoa Inc. AWAC is 60% owned and managed by Alcoa Inc. and 40% owned by Alumina Limited.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2013.

For investor enquiries:	For media enquiries:
Chris Thiris Investor Relations Phone: +61 418 388 122 chris.thiris@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433

/s/ Colin Hendry
Colin Hendry
Assistant Company Secretary

10 February 2015